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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burpee Del Simone Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Arlington Street - Suite 500
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Murray 610-462-1419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derek P Del Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burpee Del Simone Capital Markets LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 25th day of March, 2021, by Derek P. Del Simone,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

A. K. SANDHU
COMM. # 2339401
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES DEC. 6, 2024

(Seal) Signature A.K. Sandhu

BURPEE DEL SIMONE CAPITAL MARKETS LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2020

BURPEE DEL SIMONE CAPITAL MARKETS LLC
Financial Statements and Supplementary Information
Year Ended December 31, 2020

TABLE OF CONTENTS

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Burpee Del Simone Capital Markets LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Burpee Del Simone Capital Markets LLC as of December 31, 2020, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Burpee Del Simone Capital markets LLC as of December 31, 2020 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Burpee Del Simone Capital markets LLC's management. My responsibility is to express an opinion on Burpee Del Simone Capital markets LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Burpee Del Simone Capital markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Burpee Del Simone capital markets LLC's financial statements.

The supplemental information is the responsibility of Burpee Del Simone Capital Markets LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Burpee Del Simone Capital Markets LLC auditor since 2020.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 4, 2021

BURPEE DEL SIMONE CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current Assets		
Cash	$	17,977
Due from Broker		49,330
Total Assets	$	67,307

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	6,400
Total Liabilities		6,400
Member Equity		
Member equity		60,907
Total Member Equity		60,907
Total Liabilities and Member Equity	$	67,307

The accompanying notes are an integral part of these financial statements.

BURPEE DEL SIMONE CAPITAL MARKETS LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUES		
Commission income	$	24,915
Interest income		14,571
12b1 fees		8,959
Other income		7,610
Total Revenues		56,055
OPERATING EXPENSES		
Management compensation (to parent)		30,000
Clearing charges		13,355
Regulatory fees		7,770
Professional fees		13,925
Office expense		6,268
		71,318
Net (Loss)	$	(15,263)

The accompanying notes are an integral part of these financial statements.

BURPEE DEL SIMONE CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended December 31, 2020

		Member Equity
Balance at January 1, 2020	$	76,170
Net (Loss)		(15,263)
Balance at December 31, 2020	$	60,907

The accompanying notes are an integral part of these financial statements.

BURPEE DEL SIMONE CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$	(15,263)
Adjustments to Reconcile Net (Loss) to Net Cash Used in Operating Activities:		-
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
Change in Operating Assets		
Due from broker		(26,131)
Change in Operating Liabilities		
Accounts Payable		4,800
Total adjustments		(21,331)
Net cash used in operating activities		(36,594)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net decrease in cash		(36,594)
Cash, beginning of year		54,571
Cash, end of year	$	17,977
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

Burpee Del Simone Capital Markets LLC
Notes To Financial Statements
December 31, 2020

1 Organization and Nature of Business Operations

Burpee Del Simone Capital Markets LLC (the Company) was organized on October 24, 2016 under the laws of the State of Massachusetts. The Company engages in the business of selling mutual funds, insurance products and other securities on a commission basis. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and the Securities Investor Protection Corporation-SIPC.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2020. Company's cash is held at a financial institution and is insured by Federal Deposit Insurance Corporation.

(d) Revenue Recognition

The Company recognizes revenue from commissions and other sources in the period they are received. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal & state income taxes as the net income or loss of the Company is included in the consolidated income tax return of The Company's Sole Member. Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements. In the event of an examination of the Company's consolidated tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2020 and there are no open tax years subsequent to 2016. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2020.

(f) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) *Fair Value Measurements*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has elected to operate under that portion of the rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule. At December 31, 2020, the Company had net capital of $60,907, which was $55,907 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 11%.

3 Net Capital Requirements - *continued*

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and not required to compute 15c3-3 reserve requirements.

4 Concentrations and Economic Dependency

The Company's revenues are related to commissions and other fees as discussed in Note 2 above. There is no assurance of future revenues from these arrangements.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020. As of December 31, 2020, there were no cash or cash equivalent balances held in any accounts that were not fully insured.

5 Fair Value

Cash, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash	$ 17,977
Liabilities	
Accrued expenses	$ (6,400)

6 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2020 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

7 Related Party Transactions

The Company is wholly owned by its parent company Burpee Del Simone LLC (the "Parent"). The Company has an expense sharing agreement with the parent company in which the Parent provides all management and operating services. These include, but are not limited to rent, office expense, insurance, professional services, travel and marketing.

Amounts owed to the parent at December 31, 2020 totaled $4,800.

8 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2020 the Company had implemented such policies and procedures.

9 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 4, 2021, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

10 COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2020

BURPEE DEL SIMONE CAPITAL MARKETS LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2020
Schedule I

ASSETS	$ 67,307
LESS LIABILITIES	(6,400)
TOTAL OWNERSHIP EQUITY	60,907
LESS NON-ALLOWABLES	0
TNC BEFORE HAICUTS AND UNDUE CONCENTRATION	60,907
LESS HAIRCUTS	0
LESS UNDUE CONCENTRATION	0
NET CAPITAL	$ 60,907
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	55,907
AI/NC RATIO	11%
NON AI LIABILITIES	0.00

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2020)

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 60,907
Net Capital, per above	60,907
Difference	$ -

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2020.

Burpee Del Simone Capital Markets LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)

YEAR ENDED December 31, 2020

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Burpee Del Simone Capital Markets LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Burpee Del Simone Capital Markets LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2020

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Burpee Del Simone Capital Markets LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2020 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member

Burpee Del Simone Capital Markets LLC

I have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Burpee Del Simone Capital Markets LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Burpee Del Simone Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Burpee Del Simone Capital Markets LLC stated that Burpee Del Simone Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Burpee Del Simone Capital Markets LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burpee Del Simone Capital Markets LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 4, 2021

Burpee Del Simone Capital Markets LLC
Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2020

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Burpee Del Simone Capital markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Burpee Del Simone Capital Markets LLC

I, Derek P Del Simone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Derek P Del Simone
Title:Managing Member